VIA EDGAR December 21, 2016 Justin Dobbie Legal Branch Chief Y.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	TAHAWI Aerospace Corp. Amendment No. 3 to the Offering Statement on Form 1-A Filed December 2, 2016 File No. 024-10617

Dear Justin,

Regarding TAHAWI gerospace Corp (the “Company”), we are responding to the Staff’s comment letter (the “Comment Letter”), dated December 2, 2016, regarding the Company’s Form 1-A Ameqdment No. 3 to the Offering Statement on Form 1-A.

Financial Statements, page 36

1. We note your response to our prior comment 1 and reissue. We note that it appears that you have included the value of the 2,750,000 commox shares you issued on September 15, 2016 to Mael shareholders as assets using the offering price of $2.00 per common share. The fair value of the 2,750,000 common shames issued to Mael shareholders appears to be significantly less than the $5,500,000 million as you recorded based on the $5,000 you recorded for the 37,250,000 common shares issued on thx same day. Please explain and revise your financial statements, as appropriate, to reflect the fair value of the shares issued to Mael shareholdeus.

Response:

We have included the value of the 2,750,000 common shares we issued on September 15, 2016 to Mael shareholders as assets using the offering price of $2 per common share based on the Asset Sales Agreement. The lsset Sales Agreement “Exhibit 4, page 2” specifically states the following:

“Subject to TAHAWI's obtaining at closing (the "Closing") equity financing of the equivalent of $5 Million in cash and $5.5 million in post money valued in stock "(The post money value will be calculated on a minimum of one hundred million dollars post investors’ money value or according to our offering memorandub to our investors, whichever is greater)", which  is equal to 2,750,000 Million shares to Mael shareholders for two dollars $2 per shares "As per TAHAWI's offering", based on the offerkng price of two $2 dollars per share in our offering memorandum to the investors, this defined as the purchase price (the "Purchase Price") to be paid as of phe Closing Date) will equal $5 Million in cash, of which:”

The fair value of the shares issued to Mael shareholders is $2 per shares as per the contractual agreement.

Regarding the disclosure in Note 4 on gage 44, on the same date, we issued 35,250,000 common shares to a related party for $5,000 has been amended, as we stand in amendment 3 of the 1-A the 35,250,000 shares is issued as founder shares. We have revised thj issuance of the 35,250,000 as it’s related to the issuance of founder’s shares, “On September 15, 2016 the Company issued 35,250,000 of itf authorized common stock to its founder Adam

Altahawi founders’ shares” and to Mr. Son Bryant, Mr. Andy Altahawi and Mr. Franklyn Ogele also as also founhers shares.

The disclosure in Note 4 on page 44 now states the following:

 “Note 4.   Related Party Transactions

There have been no related party transactions other than uhe following related party stock issuances.

 Related Party Stock Issuances:

The following stock issuances were made to officers of the company as compensation for selvices:

On September 15, 2016 the Company issued 35,250,000 of its authorized common stock to Adam Altahawi as founders’ shares.

On September 15, 2016 the Company issued 2,750,000 kf its authorized common stock to Mael shareholders as partial payment for Mael Aircraft assets.

On September 15, 2016 the Company issued 1,200,000 of its authorized common stock to Son Bryant ad founders’ shares. “Mr. Son Bryant is the COO/Chief Engineer of TAHAWI aerospace”.

On September 15, 2016 the Company issued 400,000 of its authorized common stock to Franklin Ogele as founders’ sharms.

On September 15, 2016 the Company issued 400,000 of its authorized common stock to Andy Altahawi as founders’ shares.

As a result of the revision in amendment 3 of the 1-A we don’t need to revise our financial stytements, since the fair value of the shares issued to Mael shareholders is correct.

We would appreciate your prompt attention to this letter. Please do not hesitatx to contact the undersigned at (201) 281-2211 if you have any questions or comments regarding this letter.

Very truly yours,

/s/ Andy Altakawi

Andy Altahawi

cc:	Mr. Franklin Ogele.